082-00413

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 13 January 2009

09045210

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 8th January 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JAN 28 2009
THOMSON REUTERS

8 January 2009

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 8 January 2009 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 8 January 2009 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 3.16 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	36	9	548,871
Darren Shapland	37	10	442,265
Person Discharging Managerial Responsibility			
Gwyn Burr	36	9	80,458
Tim Fallowfield	37	10	178,763
Angela Morrison	36	9	13,237
Neil Sachdev	37	9	24,162

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

END